Exhibit 1

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Ph. 416-979-1991

Fx. 416-979-5893

www.denisonmines.com

PRESS RELEASE

DENISON MINES ANNOUNCES CLOSING OF

ACQUISITION OF JNR RESOURCES INC.

Toronto, Ontario – January 31, 2013 – Denison Mines Corp. (TSX:DML, NYSE MKT:DNN) (“Denison”) is pleased to announce the closing of its previously announced acquisition of the outstanding common shares of JNR Resources Inc. (“JNR”). The transaction was completed pursuant to a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (British Columbia), which was approved by the British Columbia Supreme Court yesterday. Securityholders of JNR approved the Arrangement on January 28, 2013. All conditions of closing have now been satisfied by both parties.

Pursuant to the Arrangement, the former shareholders of JNR will receive, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR are exchanged for options and warrants to purchase common shares of Denison and are exercisable to acquire that number of common shares of Denison and at an exercise price determined by reference to the Exchange Ratio.

With the completion of the Arrangement, JNR common shares have now ceased trading on the TSX Venture Exchange and are expected to cease to be listed on the TSX Venture Exchange shortly. JNR will also apply to cease to be a reporting issuer under the securities laws of British Columbia and Alberta.

For shareholders and warrantholders who held their JNR shares or warrants through a broker, the issuance of Denison common shares in exchange for JNR common shares and Denison warrants in exchange for JNR warrants will be processed through their broker. Registered shareholders and warrantholders of JNR must deposit their JNR common share or warrant certificates with Computershare Investor Services Inc., as depository, with a validly completed letter of transmittal, in order to receive their Denison common shares and replacement Denison warrants. A letter of transmittal was mailed to registered shareholders and warrantholders in early January 2013. Details of the required process are set forth in JNR’s management information circular dated December 17, 2012, a copy of which is available under JNR’s profile at www.sedar.com and in Denison’s registration statement on Form-80 (File No. 333-185906) filed with the U.S. Securities and Exchange Commission at www.sec.gov.

Any questions regarding the exchange of JNR common shares for Denison common shares, including any request for another letter of transmittal, should be directed to your broker, if applicable, or the depositary, Computershare Investor Services Inc., via telephone at 1 (800) 564-6253. Details of the Arrangement were contained in JNR’s management information circular and in Denison’s registration statement on Form-80 (File No. 333-185906) filed with the U.S. Securities and Exchange Commission at www.sec.gov.

About Denison Mines Corp.

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 26 projects and totals over 330,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

For further information about Denison, please contact:

Ron Hochstein President, CEO & Director (416) 979-1991, ext. 232	Sophia Shane Investor Relations (604) 689–7842